  Exhibit 99.1

High Tide to Become Major Player in German Medical Cannabis Market Through Acquisition of Majority Stake in Remexian Pharma GmbH

Remexian Generated €65 Million in Revenue in the Last 12 Months

Remexian Sold 7 Tonnes of Cannabis Flower in Q2 2025, Representing 16% of the 43 Tonnes Imported into Germany in the Quarter1

CALGARY, AB, Aug. 14, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it is entering the fast growing German medical cannabis market by signing a definitive agreement (the "Acquisition Agreement") pursuant to which the Company will acquire 51% of Remexian Pharma GmbH ("Remexian"), for a preliminary estimated purchase price of €27.2 million, subject to certain adjustments on closing (the "Transaction"), and will have an option to acquire the remaining interest in Remexian.

Founded in 2018 and headquartered just outside of Berlin, Germany, Remexian is a leading and established pharmaceutical company built for the purpose of importation and wholesale of medical cannabis, and has a fully certified EU GDP warehouse. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe, currently licensed to import into Germany from 19 countries, including Canada which represents approximately 33% of their total imports into Germany. Given its over $1.9 billion in Canadian cannabis sales since legalization, High Tide has the Canadian procurement expertise and relationships to leverage this transaction to significantly increase the Canadian share of medical cannabis imports into Germany.

"Remexian is an ideal match for us—not only in its commitment to discount pricing, but also in its operational approach, which mirrors our lowest price guarantee in Canada. We took our time evaluating potential partners and couldn't be more excited to join forces with the best-in-class team that built Remexian into a national leader. Together, our complementary strengths and deep procurement expertise will create a stronger foundation for growth and further enhance the fundamentals of this business," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"With this highly accretive acquisition adding approximately C$100 million in topline revenue and significant EBITDA annually, we will meaningfully strengthen our financials, positioning us well to establish a strong foothold in Germany, which will serve as a springboard into other European markets in due course. Our goal in Germany remains clear: to provide the highest quality medical cannabis at the most affordable prices, led by our Canadian house of brands and supplemented by medical cannabis imports from all across the globe," added Mr. Grover.

"We are truly energized by the strong synergy we've found with High Tide, whose impressive scale amplifies our impact in Germany," said Markus Wenner, Co-Founder of Remexian. "Both of our companies have taken a deliberate, strategic approach to becoming leaders in our respective markets. By combining one of Germany's largest cannabis distribution networks with High Tide's unmatched access to Canadian supply, we are setting the stage for unprecedented growth. We at Remexian are looking forward to building this exciting future together with Raj and the talented High Tide team."

Since the passage of Germany's Consumer Cannabis Act in April 2024, demand for medical cannabis in the country has continued to accelerate. Over the past year, the number of medical cannabis patients has risen sharply—from an estimated 250,000 to nearly 900,000—resulting in a threefold increase in import volumes and annual revenues approaching €1 billion.2 According to Germany's Federal Institute for Drugs and Medical Devices (BfArM), medical cannabis imports in the second quarter of 2025 reached a record 43.3 metric tonnes, representing a 15% increase over Q1 2025 (37.5 tonnes) and a twelve month rolling total of 134 tonnes, maintaining its place as the largest importer of medical cannabis in the world. The surge in demand has also boosted Canada's position as a leading global exporter, with the country nearly half of Germany's imports—approximately 36 tonnes in the first six months of 2025.3

Imports of Cannabis Flower (CNW Group/High Tide Inc.)

Remexian, managed by Francesco Baganz and Stefan Adomeit, is a leader in the German medical cannabis landscape with annualized revenue and Adjusted EBITDA of €70 million and €15 million, respectively, for the six months ended March 2025. Remexian is also one of the largest distributors of cannabis flower in Germany in terms of total grams sold, which equaled 7 tonnes in Q2 2025, representing 16% of the 43 tonnes imported into Germany in the quarter.4

While finalizing the acquisition, the Company considered the potential for changes to Germany's medical cannabis framework. The Company believes that even if restrictions are placed on telemedicine and mail-order delivery, which would be subject to lengthy legislative review, the market will continue growing after an adjustment period.

___________________________
[1] Calculations based on Remexian sales data and import figures publicly released by BfArM.
[2] Source: The Flower Price War: Germany's Boom, the UK's Reality
[3] Source: BfArM (Q2 2025 Update)
[4] Calculations based on Remexian sales data and import figures publicly released by BfArM.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, and other customary conditions of closing and is expected to close in the coming weeks. It implies an enterprise valuation of €53.4 million, representing 3.64065 times Annualized Adjusted EBITDA generated during the six months ended March 31, 2025, and is subject to certain adjustments based on working capital and net debt upon closing. The preliminary estimated purchase price of €27.2 million for the 51% of equity acquired will be satisfied as follows:

42% in common shares of High Tide ("High Tide Shares") priced at US$2.1912, representing the volume weighted average price per High Tide Share on the Nasdaq for the 10 trading days ending August 8, 2025.

29% in cash.

29% via loans from the sellers (the "Loan"). The Loan will mature on December 31, 2029, bear 7% annual interest (paid quarterly), and be prepayable at any time by the Company with no penalty.

In addition to the foregoing, Remexian's owners have agreed to grant High Tide an option to acquire the remaining interests in Remexian not held by High Tide, (the "Call Option"). The Call Option will be exercisable at any time for a period of five (5) years, following the twenty-four (24) month anniversary of the Closing (the "Call Option Term"). The Call Option is exercisable at an enterprise value equal to the trailing twelve months of Adjusted EBITDA multiplied by (i) 4 if the Call Option is exercised in the first twelve (12) months of the Call Option Term, or (ii) 3.64065 if exercised thereafter. In addition, High Tide has agreed to grant Remexian's owners an option to put to High Tide the remaining interests in Remexian not held by High Tide (the "Put Option"), at the same enterprise value as the Call Option during the same time periods. The consideration under the Call Option or the Put Option, if exercised, will be satisfied in a combination of cash and High Tide Shares, at High Tide's discretion. The Call Option has a minimum price of €15 million, and is subject to a minimum cash payment of at least 40%, and the Put Option is subject to a minimum cash payment of at least 30%.

Any High Tide Shares issued in connection with the Transaction are subject to a statutory hold period of four months and one day.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 203 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the successful closing of the Transaction; the future growth of the German medical cannabis market; the final purchase price; whether the Company exercises its option to acquire the remaining interest in Remexian; the ability for the Company to significantly increase the Canadian share of medical cannabis imports into Germany; the ability for the Company to expand into other European medical cannabis markets in due course; the annualized revenue for Remexian; future changes to Germany's medical cannabis framework; the result on market growth of potential restrictions on telemedicine and mail-order delivery; and whether all conditions will be met, including TSXV approval. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

High Tide Inc., August 14, 2025 (CNW Group/High Tide Inc.)

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-to-become-major-player-in-german-medical-cannabis-market-through-acquisition-of-majority-stake-in-remexian-pharma-gmbh-302530131.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2025/14/c1887.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 14-AUG-25